                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 11-K

         [x]         ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1997

                          ----------------------------

                          Commission File No. 1-13038

                CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN

                          777 Main Street, Suite 2100
                            Fort Worth, Texas  76102
                        (Full title and address of plan)

                     CRESCENT REAL ESTATE EQUITIES COMPANY

                          777 Main Street,  Suite 2100
                            Fort Worth, Texas 76102
          (Name of issuer and address of principal executive offices)

                      CRESCENT REAL ESTATE EQUITIES, LTD.
                                  401(k) PLAN

                        -------------------------------

            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES




                                                                                                             Page
                                                                                                             ----
            Report of Independent Public Accountants...........................................................1

            Statement of Net Assets Available for Plan Benefits with Fund Information as of December 31, 1997......................................................................2

            Statement of Net Assets Available for Plan Benefits with Fund Information as of December 31, 1996......................................................................3

            Statement of Changes in Net Assets Available for Plan Benefits with Fund
                  Information for the year ended December 31, 1997.............................................4

            Statement of Changes in Net Assets Available for Plan Benefits with Fund
                  Information for the year ended December 31, 1996.............................................5

            Notes to Financial Statements......................................................................6

            Schedule I - Item 27a - Supplemental Schedule of Assets Held for Investment
                  Purposes as of December 31, 1997.............................................................11

            Schedule II - Item 27d - Supplemental Schedule of Reportable Transactions
                  for the Year Ended December 31, 1997.........................................................12

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Trustees of
Crescent Real Estate Equities, Ltd. 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Crescent Real Estate Equities, Ltd. 401(k) Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements, and the supplemental schedules referred to below, are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits for each fund. The supplemental schedules and Fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of reportable transactions that accompanies the Plan's financial statements does not disclose, for the period of January 1, 1997 through July 10, 1997, the historical cost of certain transactions or gains and losses on sales for assets held by the Plan custodian. Disclosure of this information is required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.



                                                     ARTHUR ANDERSEN LLP


Dallas, Texas
June 18, 1998

                 CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN
    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                             AS OF DECEMBER 31, 1997

                                                                PARTICIPANT DIRECTED
                                           ---------------------------------------------------------------
                                                       BOND     SMALL                   PRINCIPAL T. ROWE
                                            BOND &   EMPHASIS  COMPANY   INTERNATIONAL   STABLE    PRICE
                                           MORTGAGE  BALANCED   BLEND        STOCK       VALUE    MID-CAP
                                           ACCOUNT   ACCOUNT   ACCOUNT      ACCOUNT      FUND     GROWTH
                                           ---------------------------------------------------------------
ASSETS
  Investments, at fair market value:
    Mutual funds                           $33,332   $30,743   $114,463     $139,404   $319,230   $209,121
    Equities                                  --        --         --           --         --         --
    Participant loans                         --        --         --           --         --         --

  Receivables:
    Company's contribution                   1,349     3,424      5,095        5,320      3,344     10,204
                                           -------   -------   --------     --------   --------   --------

TOTAL ASSETS                                34,681    34,167    119,558      144,724    322,574    219,325
                                           -------   -------   --------     --------   --------   --------

LIABILITIES
  Excess contributions payable                --        --        2,927        1,892      1,061        230
                                           -------   -------   --------     --------   --------   --------

TOTAL LIABILITIES                             --        --        2,927        1,892      1,061        230
                                           -------   -------   --------     --------   --------   --------

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                            $34,681   $34,167   $116,631     $142,832   $321,513   $219,095
                                           =======   =======   ========     ========   ========   ========


                                                                                         NON PARTICIPANT
                                                        PARTICIPANT DIRECTED                DIRECTED
                                           ---------------------------------------------   ----------
                                            VANGUARD                                       CRESCENT
                                           U.S. GROWTH    VANGUARD      STOCK     LOAN     OPERATING,
                                              FUND       WELLINGTON     FUND      FUND     INC. STOCK    TOTAL
                                           ---------------------------------------------------------------------
ASSETS
  Investments, at fair market value:
    Mutual funds                            $462,929      $217,352   $     --     $  --     $  --     $1,526,574
    Equities                                    --            --      1,390,959      --      37,262    1,428,221
    Participant loans                           --            --           --      15,981      --         15,981

  Receivables:
    Company's contribution                    14,662         5,564       44,194      --        --         93,156
                                            --------      --------   ----------   -------   -------   ----------

TOTAL ASSETS                                 477,591       222,916    1,435,153    15,981    37,262    3,063,932
                                            --------      --------   ----------   -------   -------   ----------

LIABILITIES
  Excess contributions payable                   868           420        9,224      --        --         16,622
                                            --------      --------   ----------   -------   -------   ----------

TOTAL LIABILITIES                                868           420        9,224      --        --         16,622
                                            --------      --------   ----------   -------   -------   ----------

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                             $476,723      $222,496   $1,425,929   $15,981   $37,262   $3,047,310
                                            ========      ========   ==========   =======   =======   ==========


    The accompanying notes are an integral part of this financial statement.

                 CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN
    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                             AS OF DECEMBER 31, 1996


                                                                           NATIONWIDE
                                                     FIDELITY   FIDELITY      MONEY    NATIONWIDE
                                            DREYFUS  MAGELLAN    ASSET       MARKET    GUARANTEED   STOCK      LOAN
                                             BONDS     FUND     MANAGER       FUND       ACCOUNT    FUND       FUND       TOTAL
                                           ------------------------------------------------------------------------------------
ASSETS
  Investments, at fair market value:
    Mutual funds                           $78,995   $528,078   $267,698     $20,647   $   --     $   --     $  --     $  895,418
    Guaranteed investment contract            --         --         --          --      308,968       --        --        308,968
    Equities                                  --         --         --          --         --      306,338      --        306,338
    Participant loans                         --         --         --          --         --         --      21,485       21,485

  Receivables:
    Company's contribution                   2,775     18,127      8,102         486      4,225     10,975      --         44,690
                                           -------   --------   --------     -------   --------   --------   -------   ----------

TOTAL ASSETS                                81,770    546,205    275,800      21,133    313,193    317,313    21,485    1,576,899
                                           -------   --------   --------     -------   --------   --------   -------   ----------

LIABILITIES
  Excess contributions payable               2,024     24,419     19,175         600      7,035       --        --         53,253
                                           -------   --------   --------     -------   --------   --------   -------   ----------

TOTAL LIABILITIES                            2,024     24,419     19,175         600      7,035       --        --         53,253
                                           -------   --------   --------     -------   --------   --------   -------   ----------

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                            $79,746   $521,786   $256,625     $20,533   $306,158   $317,313   $21,485   $1,523,646
                                           =======   ========   ========     =======   ========   ========   =======   ==========


    The accompanying notes are an integral part of this financial statement.

                CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN
             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN
                         BENEFITS WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                      PARTICIPANT DIRECTED
                                          ------------------------------------------------------------------------
                                                                                 NATIONWIDE
                                                        FIDELITY      FIDELITY     MONEY    NATIONWIDE     BOND &
                                             DREYFUS    MAGELLAN       ASSET       MARKET   GUARANTEED    MORTGAGE
                                              BONDS       FUND        MANAGER      FUND       ACCOUNT      ACCOUNT
                                            ----------------------------------------------------------------------
ADDITIONS:

Additions to net assets attributed to:
    Net realized/unrealized gain (loss)     $  1,669    $  90,914    $  29,877    $  --      $    --      $  1,172
    Interest and dividends                      --           --           --          408        9,582        --

    Contributions:
        Company's                               --           --           --         --           --         1,349
        Participants'                          6,833       68,389       31,046      2,928       13,021       6,578
        Rollovers                                 11       15,780        1,193       --         22,639          58
                                            --------    ---------    ---------    -------    ---------    --------
    Total Contributions                        6,844       84,169       32,239      2,928       35,660       7,985
                                            --------    ---------    ---------    -------    ---------    --------
    TOTAL ADDITIONS                            8,513      175,083       62,116      3,336       45,242       9,157
                                            --------    ---------    ---------    -------    ---------    --------
DEDUCTIONS:
Deductions from net assets attributed to:
    Refunds to participants                     --           --           --         --           --          --
    Benefits paid to participants             (3,317)     (11,923)        (395)    (4,051)     (28,097)       (272)
                                            --------    ---------    ---------    -------    ---------    --------

    TOTAL DEDUCTIONS                          (3,317)     (11,923)        (395)    (4,051)     (28,097)       (272)
                                            --------    ---------    ---------    -------    ---------    --------

LOANS ISSUED TO PARTICIPANTS                    --           --           --         --           --          --

LOAN PRINCIPAL REPAYMENTS                        212          880          258       --            354          53

FORFEITURES                                      321        1,267        1,486     (3,481)         407        --

INTERFUND TRANSFERS                          (85,475)    (687,093)    (320,090)   (16,337)    (324,064)     25,743
                                            --------    ---------    ---------    -------    ---------    --------

NET CHANGE                                   (79,746)    (521,786)    (256,625)   (20,533)    (306,158)     34,681

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS:
    BEGINNING OF YEAR                         79,746      521,786      256,625     20,533      306,158        --
                                            --------    ---------    ---------    -------    ---------    --------

    END OF YEAR                             $   --      $    --      $    --      $  --      $    --      $ 34,681
                                            ========    =========    =========    =======    =========    ========

                                                                        PARTICIPANT DIRECTED
                                            --------------------------------------------------------------------------
                                              BOND       SMALL                     PRINCIPAL    T. ROWE
                                            EMPHASIS    COMPANY     INTERNATIONAL   STABLE       PRICE      VANGUARD
                                            BALANCED     BLEND          STOCK       VALUE       MID-CAP    U.S. GROWTH
                                            ACCOUNT     ACCOUNT        ACCOUNT       FUND       GROWTH         FUND
                                            --------------------------------------------------------------------------
ADDITIONS:

Additions to net assets attributed to:
    Net realized/unrealized gain (loss)       1,199    $   2,948    $    (767)    $   8,292      14,688    $  22,374
    Interest and dividends                     --           --           --            --          --          3,686

    Contributions:
        Company's                             3,424        5,095        5,320         3,344      10,204       14,662
        Participants'                        10,322       32,557       33,763        30,832      59,086       98,190
        Rollovers                               147        4,201       29,509        11,086       9,361       85,121
                                           --------    ---------    ---------     ---------    --------    ---------

    Total Contributions                      13,893       41,853       68,592        45,262      78,651      197,973
                                           --------    ---------    ---------     ---------    --------    ---------

    TOTAL ADDITIONS                          15,092       44,801       67,825        53,554      93,339      224,033
                                           --------    ---------    ---------     ----------    --------    ---------
DEDUCTIONS:
Deductions from net assets attributed to:
    Refunds to participants                    --         (2,927)      (1,892)       (1,061)       (230)        (868)
    Benefits paid to participants              (280)      (5,155)      (5,180)      (17,346)     (1,869)      (5,485)
                                           --------    ---------    ---------     ---------    --------    ---------

    TOTAL DEDUCTIONS                           (280)      (8,082)      (7,072)      (18,407)     (2,099)      (6,353)
                                           --------    ---------    ---------     ---------    --------    ---------

LOANS ISSUED TO PARTICIPANTS                   --         (1,236)      (1,045)         --          (525)      (1,750)

LOAN PRINCIPAL REPAYMENTS                      --             25           24           106          41           24

FORFEITURES                                    --           --           --            --          --           --

INTERFUND TRANSFERS                          19,355       81,123       83,100       286,260     128,339      260,769
                                           --------    ---------    ---------     ---------    --------    ---------

NET CHANGE                                   34,167      116,631      142,832       321,513     219,095      476,723

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS:
    BEGINNING OF YEAR                          --           --           --            --          --           --
                                           --------    ---------    ---------     ---------    --------    ---------

    END OF YEAR                            $ 34,167    $ 116,631    $ 142,832     $ 321,513     219,095    $ 476,723
                                           ========    =========    =========     =========    ========    =========














                                                                                      NON PARTICIPANT
                                                      PARTICIPANT DIRECTED               DIRECTED
                                             ---------------------------------------     --------
                                                                                         CRESCENT
                                              VANGUARD         STOCK          LOAN       OPERATING,
                                             WELLINGTON        FUND           FUND       INC. STOCK       TOTAL
                                             ---------------------------------------------------------------------
ADDITIONS:

Additions to net assets attributed to:
    Net realized/unrealized gain (loss)      $   9,728     $   356,484     $    --       $   35,756    $   574,334
    Interest and dividends                       4,271          20,788           722          1,506         40,963

    Contributions:
        Company's                                5,564          44,194          --             --           93,156
        Participants'                           38,531         230,012          --             --          662,088
        Rollovers                               89,286          30,742          --             --          299,134
                                             ---------     -----------     ---------     ----------    -----------

    Total Contributions                        133,381         304,948          --             --        1,054,378
                                             ---------     -----------     ---------     ----------    -----------

    TOTAL ADDITIONS                            147,380         682,220           722         37,262      1,669,675
                                             ---------     -----------     ---------     ----------    -----------

DEDUCTIONS:
Deductions from net assets attributed to:
    Refunds to participants                       (420)         (9,224)         --             --          (16,622)
    Benefits paid to participants                 (419)        (45,600)         --             --         (129,389)
                                             ---------     -----------     ---------     ----------    -----------

    TOTAL DEDUCTIONS                              (839)        (54,824)         --             --         (146,011)
                                             ---------     -----------     ---------     ----------    -----------

LOANS ISSUED TO PARTICIPANTS                      --            (6,200)       10,756           --             --

LOAN PRINCIPAL REPAYMENTS                         --            15,005       (16,982)          --             --

FORFEITURES                                       --              --            --             --             --

INTERFUND TRANSFERS                             75,955         472,415          --             --             --
                                             ---------     -----------     ---------     ----------    -----------

NET CHANGE                                     222,496       1,108,616        (5,504)        37,262      1,523,664

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS:
    BEGINNING OF YEAR                             --           317,313        21,485           --        1,523,646
                                             ---------     -----------     ---------     ----------    -----------

    END OF YEAR                              $ 222,496     $ 1,425,929     $  15,981     $   37,262    $ 3,047,310
                                             =========     ===========     =========     ==========    ===========


    The accompanying notes are an integral part of this financial statement.

                 CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND
                                  INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1996



                                                                                               NATIONWIDE
                                                               FIDELITY       FIDELITY           MONEY      NATIONWIDE
                                                DREYFUS        MAGELLAN         ASSET            MARKET      GUARANTEED
                                                 BONDS           FUND          MANAGER            FUND        ACCOUNT
                                              ----------      ----------      ----------      ----------      ----------
ADDITIONS:
Additions to net assets attributed to:
     Net realized/unrealized gain             $    1,510      $   45,076      $   24,677      $       --      $       --
     Interest income                                  --              --              --             578          17,801

     Contributions:
         Company's                                 2,775          18,127           8,102             486           4,225
         Participants'                            21,015         156,642          72,864           2,713          42,298
         Rollovers                                 3,594          47,888           7,932             215             410
                                              ----------      ----------      ----------      ----------      ----------

     Total Contributions                          27,384         222,657          88,898           3,414          46,933
                                              ----------      ----------      ----------      ----------      ----------

     TOTAL ADDITIONS                              28,894         267,733         113,575           3,992          64,734
                                              ----------      ----------      ----------      ----------      ----------

DEDUCTIONS:
Deductions from net assets attributed to:
     Refunds to participants                       2,024          24,419          19,175             600           7,035
     Benefits paid to participants                 7,508          94,266          16,675          12,340         123,186
                                              ----------      ----------      ----------      ----------      ----------

     TOTAL DEDUCTIONS                              9,532         118,685          35,850          12,940         130,221
                                              ----------      ----------      ----------      ----------      ----------

LOANS ISSUED TO PARTICIPANTS                      (1,800)         (2,238)             --          (1,000)         (3,000)

LOAN PRINCIPAL REPAYMENTS                            291           1,934           1,005              --             485

FORFEITURES                                         (269)         (2,740)           (699)          4,440            (732)

INTERFUND TRANSFERS                               (1,604)           (878)           (442)         12,291           3,728
                                              ----------      ----------      ----------      ----------      ----------

NET CHANGE                                        15,980         145,126          77,589           6,783         (65,006)

NET ASSETS AVAILABLE FOR PLAN
     BENEFITS:
     BEGINNING OF YEAR                            63,766         376,660         179,036          13,750         371,164
                                              ----------      ----------      ----------      ----------      ----------

     END OF YEAR                              $   79,746      $  521,786      $  256,625      $   20,533      $  306,158
                                              ==========      ==========      ==========      ==========      ==========


                                                 STOCK          CASH            LOAN
                                                 FUND          ACCOUNT          FUND             TOTAL
                                              ----------      ----------      ----------      ----------
ADDITIONS:
Additions to net assets attributed to:
     Net realized/unrealized gain             $   92,230      $       --      $       --      $  163,493
     Interest income                                  --              --           2,074          20,453

     Contributions:
         Company's                                10,975              --              --          44,690
         Participants'                            86,351          10,716              --         392,599
         Rollovers                                    --              --              --          60,039
                                              ----------      ----------      ----------      ----------

     Total Contributions                          97,326          10,716              --         497,328
                                              ----------      ----------      ----------      ----------

     TOTAL ADDITIONS                             189,556          10,716           2,074         681,274
                                              ----------      ----------      ----------      ----------

DEDUCTIONS:
Deductions from net assets attributed to:
     Refunds to participants                          --              --              --          53,253
     Benefits paid to participants                    --              --           7,824         261,799
                                              ----------      ----------      ----------      ----------

     TOTAL DEDUCTIONS                                 --              --           7,824         315,052
                                              ----------      ----------      ----------      ----------

LOANS ISSUED TO PARTICIPANTS                          --             --            8,038              --

LOAN PRINCIPAL REPAYMENTS                             --             --           (3,715)             --

FORFEITURES                                           --              --              --              --

INTERFUND TRANSFERS                               (2,379)        (10,716)             --              --
                                              ----------      ----------      ----------      ----------

NET CHANGE                                       187,177              --          (1,427)        366,222

NET ASSETS AVAILABLE FOR PLAN
     BENEFITS:
     BEGINNING OF YEAR                           130,136              --          22,912       1,157,424
                                              ----------      ----------      ----------      ----------

     END OF YEAR                              $  317,313      $       --      $   21,485      $1,523,646
                                              ==========      ==========      ==========      ==========

    The accompanying notes are an integral part of this financial statement.

                      CRESCENT REAL ESTATE EQUITIES, LTD.
                                  401(k) PLAN

                         NOTES TO FINANCIAL STATEMENTS


1.  DESCRIPTION OF PLAN:

   The following description of the Crescent Real Estate Equities, Ltd. (the "Company") 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan's provisions.

   General - The Plan was established on July 1, 1994. The Plan is a defined contribution plan covering all employees of the Company who have completed one month of service and are age twenty-one or older. Eligible employees may elect to participate in the Plan on the first day of the month, (as amended on September 9, 1996), after their first month of service. It is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Nationwide Life Insurance Company ("Nationwide") served as the asset custodian for the Plan for the year ended December 31, 1996 through July 10, 1997 at which time the Plan's assets were transferred to The Principal Financial Group ("Principal"), the new asset custodian. Principal shared responsibilities as the asset custodian with Nationwide for the period from April 4, 1997 through July 10, 1997 by receiving all employee contributions and rollovers for this period.

   Contributions - Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined in the Plan. A participant's contribution may not exceed an amount determined by the Internal Revenue Service each calendar year ($9,500 in 1997 and 1996). The participants may change their percent contribution election monthly. The Company matches 25 percent of participants' contributions up to the first four percent of base
   compensation.   In addition to the matching contribution, the Company may
   make a discretionary contribution which is determined and approved by the board of directors annually. No discretionary contribution payment was made for the years ended December 31, 1997 and 1996. All Company contributions are invested based upon participant account elections.

   Participant accounts - Each participant's account is credited with the participant's contribution and allocations of (a) Company's contribution,
   (b) Plan earnings, and (c) forfeited balances of terminated participants' non-vested accounts. Allocations are based on participant earnings or account balances, as defined.

   Vesting - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of the participants' accounts inclusive of forfeitures plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of credited service. The vesting schedule is as follows:



                            Years of
                             Service                 Percentage
                            ---------                ----------
                                1                       20%
                                2                       40%
                                3                       60%
                                4                       80%
                                5                      100%

   Investment options - Upon enrollment in the Plan, a participant is able to direct employee contributions into one of or in a combination of any six investment options for the year ended December 31, 1996 and for the period from January 1 through April 3, 1997. For the period from April 4, 1997 through December 31, 1997, the participant is able to direct employee contributions into nine investment options. A brief description of each investment option is provided below for both 1997 and 1996:

         1997
         ----

         1.    Bond & Mortgage Account -
               Funds are loaned to companies through bonds and commercial mortgages with durations ranging from five to ten years.

         2.    Bond Emphasis Balanced Account -
               Funds are invested primarily in stocks, bonds, government securities and real estate through other separate accounts of Principal.

         3.    Small Company Blend Account -
               Funds are invested in stocks of smaller, seasoned companies seeking long term growth to be above average.

         4.    International Stock Account -
               Funds are invested in common stocks of companies located outside the U.S. primarily in Western Europe and Asia.

         5.    Principal Stable Value Fund -
               Funds are primarily invested in insurance contracts issued by insurance companies and investments from other financial institutions which offer stability of principal.

         6.    T. Rowe Price Mid-Cap Growth -
               Funds are invested in mid size companies that have the potential of increased earnings of at least 12% per year.

         7.    Vanguard U.S. Growth Fund -
               Funds are invested in companies in traditional growth industries such as technology and health care.

         8.    Vanguard Wellington -
               Funds are invested 60% to 70% in stocks with the remainder invested in bonds.

         9.    Stock Fund -
               Funds are invested in common shares of Crescent Real Estate Equities Company.

         1996
         ----

         1.    Dreyfus Bonds -
               Funds were invested in corporate and government instruments seeking current income and preservation of capital.

         2.      Fidelity Magellan Fund-
                 A mutual fund investing primarily in common stocks and convertible securities, both domestic and foreign.

         3.      Fidelity Asset Manager -
                 A mutual fund investing in stocks, bonds and short-term instruments seeking high total return with reduced risk over the long term.

         4.      Nationwide Money Market Fund-
                 Funds were invested in a diversified portfolio of high quality money market instruments maturing in 397 days or less.

         5.      Nationwide Guaranteed Account -
                 Funds were invested in a guaranteed return investment contract that provides an annual interest guarantee, based on the investment yield realized on Nationwide's General Account, the crediting interest yield was 4.6% and 5.6% for 1997 (through July 10, 1997) and 1996, respectively. The average yield was 6.0% and 5.2% for 1997 (through July 10, 1997) and 1996, respectively.

         6.      Stock Fund -
                 Funds are invested in common shares of Crescent Real Estate Equities Company.

   Participants may change their investment options daily for any of the funds except the Stock Fund. Investment option changes that affect the Stock Fund may be done monthly.

   Participant notes receivable - Participants may borrow from their fund accounts, a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loans are available to all participants only after the trustees have evaluated the applicant's credit worthiness and purpose and terms of the loan. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan fund. Loan terms range from one to five years or a reasonable period of time greater than 5 years for the purchase of a principal residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate listed in the Wall Street Journal plus 1%. The interest rate must be one that a bank or other professional lender would charge for making a loan in a similar circumstance. The interest rate at December 31, 1997 and 1996 was 10.5% and 9.25%, respectively. Principal and interest have a definite repayment period which provides for payments to be made not less frequently than quarterly.

   Payment of benefits - Upon termination of service due to death, total and permanent disability, or retirement, a participant may elect to either receive a lump-sum amount equal to the value of the participant's vested interest in his or her account or select the installment plan, only if the participant's account balance exceeds $3,500 ($5,000 after December 31, 1997 as amended in the restated plan document effective March 17, 1997). For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

   Disposition of forfeitures - Forfeitures attributable to the Company matching contributions shall be allocated among the participants' accounts annually determined by the percentage which the participant's account balance for the year bears to the total of all participants' accounts for the year. Forfeitures for 1997 and 1996 were $3,481 and $4,440, respectively.

2. SUMMARY OF ACCOUNTING POLICIES:

   Basis of Accounting
   The financial statements of the Plan are prepared under the accrual method of accounting in conformity with generally accepted accounting principles ("GAAP").

   The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

   Certain of the funds in which the Plan invests utilize several investment strategies including the use of derivative investments. Derivatives are used to hedge against currency and interest rate fluctuations. Derivative investments underlying funds are stated at fair market value. The Plan's exposure is limited to the fund(s) utilizing the derivative investment.

   Investment Valuation and Income Recognition
   The Plan's investments are stated at fair value, except for its investment contract, which is valued at contract value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The Company shares are valued at quoted market price. Participant loans are valued at cost, which approximates fair value.

   The contract value of the Nationwide Guaranteed Account is determined by summing principal, contributions and interest earned less administrative expenses. The contract was included in the financial statements at contract value, which approximates fair value, as reported to the Plan by Nationwide.

   Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

   Payment of Benefits
   Benefits are recorded when paid.

3. ASSETS HELD FOR INVESTMENT PURPOSES:

   The fair market value of the following investments represent 5% or more of the Plan's net assets available for plan benefits at December 31, 1997 and 1996:

                                                      1997           1996
                                                    ---------      ---------
                 Principal Stable Value Fund        $ 319,230      $    -
                 T. Rowe Price Mid-Cap Growth         209,121           -
                 Vanguard U. S. Growth Fund           462,929           -
                 Vanguard Wellington                  217,352           -
                 Dreyfus Bonds                           -           78,995
                 Fidelity Magellan Fund                  -          528,078
                 Fidelity Asset Manager                  -          267,698
                 Nationwide Guaranteed Account           -          308,968
                 Stock Fund                         1,390,959       306,338

4. PLAN TERMINATION:

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts. Amounts will be distributed in accordance with Plan provisions.

5. TAX STATUS:

   The Plan is designed to be a qualified plan under Section 401(a) of the Internal Revenue Code (the "Code") and therefore, the Plan and related trust is exempt from federal income tax under Section 501(a) of the Code.

   The Plan filed its determination letter application on January 25, 1995 with the Internal Revenue Service and received a favorable determination letter dated March 23, 1996 from the Internal Revenue Service as to the qualification for tax exempt status. The Plan was restated effective March 17, 1997, and the Company has requested a new Internal Revenue Service determination letter for the restated Plan. The plan administrator believes a favorable letter will be received.

6. RELATED PARTY TRANSACTIONS:

   All administrative expenses and accounting fees of the Plan are to be paid by the Company. The Company paid approximately $21,750 and $12,995 for administrative and accounting fees on behalf of the Plan during fiscal years 1997 and 1996, respectively. Under the terms of the Plan, the Plan is not responsible for reimbursing the Company for any fees paid by the Company.

   Effective June 12, 1997, all participants received a stock dividend of one share of Crescent Operating, Inc. stock for each ten shares of Crescent Real Estate Equities Company common stock held.

                                                                      SCHEDULE I

                CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN
     ITEM 27A - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1997
                                PLAN NUMBER: 001
                                 EIN: 75-2526839




                      (b)                                         (c)                                (d)               (e)
                  IDENTITY OF                                 DESCRIPTION                                            CURRENT
(a)                  ISSUER                                  OF INVESTMENT                           COST             VALUE
------------------------------------------------------------------------------------------------------------------------------------
*      The Principal Financial Group       Mutual Fund - Bond & Mortgage Account               $     32,160       $    33,332

*      The Principal Financial Group       Mutual Fund - Bond Emphasis Balanced Account              29,544            30,743

*      The Principal Financial Group       Mutual Fund - Small Company Blend Account                111,515           114,463

*      The Principal Financial Group       Mutual Fund - International Stock Account                140,171           139,404

*      The Principal Financial Group       Mutual Fund - Principal Stable Value Fund                310,938           319,230

       T. Rowe Price Associates            Mutual Fund - T. Rowe Price Mid-Cap Growth               194,433           209,121

       Vanguard                            Mutual Fund - Vanguard U. S. Growth Fund                 440,555           462,929

       Vanguard                            Mutual Fund - Vanguard Wellington                        207,624           217,352

*      Crescent Real Estate
       Equities Company                    Common Shares (Par value $.01)                         1,034,475         1,390,959

*      Participant Loans                   Loans to Participants
                                           (Interest rates range from 9.25% to 10.5%)                    --            15,981

*      Crescent Operating, Inc.            Common Stock (Par value $.01)                              1,506            37,262
                                                                                                -----------        ----------

                                                                                                $ 2,502,921       $ 2,970,776
                                                                                                ===========       ===========



           * in column (a) indicates each identified person/entity known to be a party-in-interest.


    This supplemental schedule lists assets held for investment purposes at
      December 31, 1997, as required by the Department of Labor Rules and
                   Regulations for Reporting and Disclosure.

                                                                     SCHEDULE II
                 CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN
           ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                PLAN NUMBER: 001
                                 EIN: 75-2526839



              (a)                                  (b)                               (c)            (d)             (f)
                                                                                                                  EXPENSE
            IDENTITY                           DESCRIPTION                                                        INCURRED
               OF                                   OF                             PURCHASE       SELLING            WITH
             ISSUER                               ASSET                              PRICE         PRICE          TRANSACTION
-----------------------------------------------------------------------------------------------------------------------------------


INDIVIDUAL TRANSACTIONS:

The Principal Financial Group             Small Company Blend Account            $   80,765      $      --        $       --
The Principal Financial Group             International Stock Account                83,100             --                --
The Principal Financial Group             T. Rowe Price Mid-Cap Growth              128,339             --                --
The Principal Financial Group             Vanguard U.S. Growth Fund                 260,769             --                --
Crescent Real Estate Equities Company     Common Stock (Par Value $.01)             477,935             --                --
The Principal Financial Group             Principal Stable Value Fund               293,972             --                --

SERIES OF TRANSACTIONS:

Dreyfus A Bonds Plus, Inc.                Mutual Fund - Dreyfus Bonds            $       --     $   90,933        $       --
Fidelity Investments                      Mutual Fund - Fidelity Magellan Fund      105,838             --                --
Fidelity Investments                      Mutual Fund - Fidelity Magellan Fund           --        724,830                --
Fidelity Investments                      Mutual Fund - Fidelity Asset Manager           --        339,661                --
Nationwide Life Insurance Company         Nationwide Guaranteed Account @ 5.6%           --        359,364                --
The Principal Financial Group             Principal Money Market Fund             1,435,799             --                --
The Principal Financial Group             Principal Money Market Fund                    --      1,442,924                --
The Principal Financial Group             Small Company Blend Account               118,312             --                --
The Principal Financial Group             International Stock Account               146,822             --                --
The Principal Financial Group             T. Rowe Price Mid-Cap Growth              199,533             --                --
The Principal Financial Group             Vanguard U.S. Growth Fund                 461,267             --                --
The Principal Financial Group             Vanguard Wellington                       217,296             --                --
Crescent Real Estate Equities Company     Common Stock (Par Value $.01)             777,511             --                --
The Principal Financial Group             Principal Stable Value Fund               338,741             --                --






              (a)                               (g)                   (h)                 (i)
                                                                  CURRENT VALUE
            IDENTITY                           COST               OF ASSET ON             NET
               OF                               OF                 TRANSACTION           GAIN
             ISSUER                            ASSET                  DATE              (LOSS)
------------------------------------------------------------------------------------------------

INDIVIDUAL TRANSACTIONS:

The Principal Financial Group             $    80,765           $    80,765           $    --
The Principal Financial Group                  83,100                83,100                --
The Principal Financial Group                 128,339               128,339                --
The Principal Financial Group                 260,769               260,769                --
Crescent Real Estate Equities Company         477,935               477,935                --
The Principal Financial Group                 293,972               293,972                --

SERIES OF TRANSACTIONS:

Dreyfus A Bonds Plus, Inc.                $         *           $    90,933           $     *
Fidelity Investments                          105,838               105,838                --
Fidelity Investments                                *               724,830                 *
Fidelity Investments                                *               339,661                 *
Nationwide Life Insurance Company                   *               359,364                 *
The Principal Financial Group               1,435,799             1,435,799                --
The Principal Financial Group               1,435,799             1,435,799             7,125
The Principal Financial Group                 118,312               118,312                --
The Principal Financial Group                 146,822               146,822                --
The Principal Financial Group                 199,533               199,533                --
The Principal Financial Group                 461,267               461,267                --
The Principal Financial Group                 217,296               217,296                --
Crescent Real Estate Equities Company         777,511               777,511                --
The Principal Financial Group                 338,741               338,741                --



      Column (e) Lease Rental has been excluded from this schedule because it does not apply for this Plan

This supplemental schedule lists individual and series of transactions in excess of 5% of the fair market value of plan assets at the beginning of the year as required by the Department of Labor Rules and Regulations for Reporting
                                and Disclosure.

    * This information is not provided by Nationwide Life Insurance Company.

                                 SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized, on the 29th day of June, 1998.

                                 CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN



                                 BY: /s/ Dallas E. Lucas
                                    -----------------------------------
                                     Dallas E. Lucas
                                     Trustee